UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR	☐ Form 10-D

For Period Ended: March 31, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:           99¢ ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:           City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ _______
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

99¢ Only Stores (the "Company") is not able to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (the "March 31 Form 10-K") because it is still working to complete the required financial statements. In particular, the Company is still completing certain procedures necessary for closing the fiscal year ended March 31, 2006. In addition, it cannot file its March 31 Form 10-K until (1) BDO Seidman, LLP, its independent registered public accounting firm, completes its audit of the Company's financial statements for the fiscal year ended March 31, 2006 and the transition quarter ended March 31, 2005, and (2) the Company's prior independent registered public accounting firms complete their review of the March 31 Form 10-K and consent to the inclusion of their respective reports for the years ended December 31, 2002 and 2003 in the March 31 Form 10-K. For these reasons, the March 31 Form 10-K will not be filed by the extended deadline of June 29, 2006. The Company plans to file its March 31 10-K on or before July 31, 2006 and will provide advance notice by press release prior to filing its March 31 10-K.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Rob Kautz	(323) 881-1293
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company's press release filed on Form 8-K on June 1, 2006, the Company expects net income for the quarter ended March 31, 2006 to be approximately $0.01 per share, similar to the March 31, 2005 quarter. The Company expects net income for the fiscal year ended March 31, 2006 to be approximately $0.18 per share, compared to $0.26 per share for the corresponding prior period ($0.05 per share in the second quarter of calendar year 2004, $0.08 per share in the third quarter of such year, $0.12 per share in the fourth quarter of such year, and $0.01 per share in the quarter ended March 31, 2005). Certain procedures required for the annual audit of the Company's new fiscal year ended March 31, 2006 and the audit of the Company's transition quarter ended March 31, 2005 have been delayed as a result of the delay in the filing of the Company's 2005 10-Qs.

* * *

We have included statements in this filing that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The words "anticipate," "expect" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers regarding the results of operations for the fiscal year ended March 31, 2006 and other matters. The shareholders of the Company and other readers are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as we complete our year-end closing procedures and our independent registered public accounting firm completes its audit of the fiscal year ended March 31, 2006 and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission under the caption "Risk Factors" in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99¢ ONLY STORES

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 15, 2006	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer